UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRUBION PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89778N102

(CUSIP Number)

October 28, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

Schedule 13G

Item 1(a).	Name of Issuer: Trubion Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2401 Fourth Avenue, Suite 1050, Seattle, WA 98121

Item 2(a).	Names of Persons Filing: ARCH Venture Fund V, L.P. (“ARCH Venture Fund V”); ARCH V Entrepreneurs Fund, L.P. (“ARCH V Entrepreneurs Fund”); Healthcare Focus Fund, L.P. (Healthcare Focus Fund); ARCH Venture Partners V, L.P. (“AVP V LP”); ARCH Venture Partners V, LLC (“AVP V LLC”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Steven Lazarus (“Lazarus”), Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 8725 W. Higgins Road, Suite 290, Chicago, IL 60631.

Item 2(c).	Citizenship: ARCH Venture Fund V, ARCH V Entrepreneurs Fund, Healthcare Focus Fund and AVP V LP are limited partnerships organized under the laws of the State of Delaware. AVP V LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number: 89778N102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Page 2 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) nor §240.13d-1(c).

Page 3 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2010

ARCH VENTURE FUND V, L.P.

By:	ARCH Venture Partners V, L.P. its General Partner

	By:	ARCH Venture Partners V, LLC its General Partner

		By:	*
Keith Crandell Managing Director

HEALTHCARE FOCUS FUND, L.P.

By:	ARCH Venture Partners V, L.P. its General Partner

	By:	ARCH Venture Partners V, LLC its General Partner

		By:	*
Keith Crandell Managing Director

ARCH V ENTREPRENEURS FUND, L.P.

By:	ARCH Venture Partners V, L.P. its General Partner

	By:	ARCH Venture Partners V, LLC its General Partner

		By:	*
Keith Crandell Managing Director

Page 4 of 7 Pages

ARCH VENTURE PARTNERS V, L.P.

By:	ARCH Venture Partners V, LLC its General Partner

	By:	*
Keith Crandell Managing Director

ARCH VENTURE PARTNERS V, LLC

By:	*
Keith Crandell Managing Director

*
Steven Lazarus

*
Keith Crandell

*
Robert Nelsen

*
Clinton Bybee

* By:	/S/ MARK MCDONNELL
Mark McDonnell as Attorney-in-Fact

This Amendment No. 2 to Schedule 13G was executed by Mark McDonnell on behalf of the individuals listed above pursuant to Powers of Attorney which were filed with the Securities and Exchange Commission on February 11, 2008 in connection with the filing by the Reporting Persons of Amendment No. 1 to Schedule 13G for Trubion Pharmaceuticals, Inc., which Powers of Attorney are incorporated herein by reference.

Page 5 of 7 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Trubion Pharmaceuticals, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: November 5, 2010

ARCH VENTURE FUND V, L.P.

By:	ARCH Venture Partners V, L.P. its General Partner

	By:	ARCH Venture Partners V, LLC its General Partner

		By:	*
Keith Crandell Managing Director

HEALTHCARE FOCUS FUND, L.P.

By:	ARCH Venture Partners V, L.P. its General Partner

	By:	ARCH Venture Partners V, LLC its General Partner

		By:	*
Keith Crandell Managing Director

ARCH V ENTREPRENEURS FUND, L.P.

By:	ARCH Venture Partners V, L.P. its General Partner

	By:	ARCH Venture Partners V, LLC its General Partner

		By:	*
Keith Crandell Managing Director

Page 6 of 7 Pages

ARCH VENTURE PARTNERS V, L.P.

By:	ARCH Venture Partners V, LLC its General Partner

	By:	*
Keith Crandell Managing Director

ARCH VENTURE PARTNERS V, LLC

By:	*
Keith Crandell Managing Director

*
Steven Lazarus

*
Keith Crandell

*
Robert Nelsen

*
Clinton Bybee

* By:	/S/ MARK MCDONNELL
Mark McDonnell as Attorney-in-Fact

This Agreement was executed by Mark McDonnell on behalf of the individuals listed above pursuant to Powers of Attorney which were filed with the Securities and Exchange Commission on February 11, 2008 in connection with the filing by the Reporting Persons of Amendment No. 1 to Schedule 13G for Trubion Pharmaceuticals, Inc., which Powers of Attorney are incorporated herein by reference.

Page 7 of 7 Pages